UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on approval of the sale of the RLAM refinery

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Rio de Janeiro, March 24, 2021 – Petróleo Brasileiro S.A. – Petrobras, as a follow up to the release disclosed on February 8, 2021, informs that the company's Board of Directors, in a meeting held today, approved the sale of the Landulpho Alves Refinery (RLAM) and its associated logistics assets, in Bahia, to Mubadala Capital for US$ 1.65 billion. The signing of the sale and purchase agreement will take place soon.

The agreement provides for purchase price adjustment due to changes in net working capital, net debt and investments until the closing of the transaction, and the operation is subject to customary precedent conditions, such as approval by the Administrative Council for Economic Defense (CADE).

The refinery will be the first of the eight that are being divested by Petrobras to have its sale and purchase agreement signed. The sale of RLAM is in line with Resolution no. 9/2019 of the National Energy Policy Council, which established guidelines for the promotion of free competition in the national refining sector, and is reflective of the commitment signed between Petrobras and CADE in June 2019 to open the refining sector in Brazil. Besides RLAM, the divestment processes of the other seven refineries are still in progress, as announced on February 8, 2021.

The RLAM divestment process began in May 2019, therefore approximately 23 months ago, and strictly followed the Methodology of Divestment approved by the Federal Court of Auditors (TCU). The RLAM divestment project was approved in all instances of Petrobras' corporate governance, from the Statutory Technical Committee formed by executive managers from various areas of the company, passing through the Executive Board and finally by the Board of Directors. Several prior meetings were held with these bodies including the Investment Committee, which advises the Board of Directors.

The RLAM divestment counted on fairness opinions from Citibank, Rotschild, and Santander banks, technical opinions from the global consulting firm IHS-Markit and the Fundação Getulio Vargas, and a legal opinion from Dr. Francisco Costa e Silva, former president of the Brazilian Securities and Exchange Commission and a specialist in Corporate Law.

Roberto Castello Branco, CEO of Petrobras, commented: "Today is a very happy day for Petrobras and Brazil. It is the beginning of the end of a monopoly in an economy still with monopolies in several activities. The divestment of RLAM contributes to the improvement of capital allocation, reduction of the still high indebtedness and to start a process of reducing the risks of political interventions in fuel pricing, which caused so much damage to Petrobras and to the Brazilian economy itself. The transaction undoubtedly satisfies the best interests of Petrobras' and Brazil's shareholders."

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

The transaction is in compliance with the current strategic plan and it is aligned with the optimization of the portfolio and the improvement of the company's capital allocation, aiming to generate value for our shareholders.

About RLAM

RLAM, located in São Francisco do Conde in the state of Bahia, has a processing capacity of 333 thousand barrels/day (14% of Brazil's total oil refining capacity), and its assets include four storage terminals and a set of pipelines that connect the refinery and the terminals totaling 669 km in length.

About Mubadala Capital

Mubadala Capital is the asset management arm of Mubadala Investment Company PJSC, operating six integrated businesses that include private equity, public equity, venture capital and credit, in addition to a Brazil-focused investment business and certain sovereign investment partnerships. The various businesses invest globally across the capital structure in both public and private securities, whether directly or through third-party managed funds. In addition to managing its own balance sheet investments, Mubadala Capital manages third-party capital on behalf of institutional investors in four of its businesses, including three private equity funds, two early stage venture funds, a public fund and a number of managed co-investment vehicles in Brazil.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer